EXHIBIT 1




                         PROXY FOR VOTIING SHARES OF THE
                                  COMMON STOCK
                             OF DGSE COMPANIES, INC.


The undersigned, as record and beneficial owner of 100,000 Shares of the common stock of DGSE Companies, Inc., a Nevada corporation (the "Company"), hereby constitutes and appoints Dr. L. S. Smith as proxy for the undersigned, to vote and otherwise represent all of the shares of the undersigned for the transaction of any business that may legally come before any meeting of the shareholders of the Company, any adjournment thereof or otherwise through any consent action of shareholders, with the same effect as if the undersigned were present and voting the shares.

     This Proxy shall be irrevocable for a term of one year from the date of execution of this proxy.

DATE: January 25, 2007



/s/ Stephen Saul Wien
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(Signature)